300 PHILLIPI ROAD COLUMBUS, OHIO 43228-5311

February 10, 2012

U.S. Securities and Exchange Commission	Via EDGAR
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:       Jennifer Thompson
Accounting Branch Chief

Re:          Big Lots, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2011
Filed March 30, 2011
File No. 001-08897

Ladies and Gentlemen:

Set forth below are the responses of Big Lots, Inc. (“we,” “us,” “our” and “Big Lots”) to the comments regarding the above-referenced filing contained in the letter from Jennifer Thompson of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated January 27, 2012.  For your convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by our response.

Item 3. Legal Proceedings, page 14

1.
Please tell us the basis for your statement under the heading Legal Proceedings on page 14 that “[n]o response is required under Item 103 of Regulation S-K.”  In this regard, we note that the legal proceedings described in the second, fourth, fifth and sixth paragraphs under Note 10 beginning on page 69 all include the statement that the ultimate resolution of the matter “could have a material adverse effect on [your] financial condition, results of operations, and liquidity.”

Response:  Instruction 2 to Item 103 of Regulation S-K provides that “[n]o information need be given with respect to any proceeding that involves primarily a claim for damages if the amount involved, exclusive of interest and costs, does not exceed 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis.”  Each of the legal proceedings described in the second, fourth, fifth and sixth paragraphs under Note 10 of the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 29, 2011 (the “Form 10-K”) involves primarily a claim for damages.  As set forth in the Consolidated Balance Sheets included in the Form 10-K, Big Lots and its subsidiaries had total current assets of $1,051,719,000 on January 29, 2011.  At the time we filed the Form 10-K (and currently), the amount involved in each such legal proceeding did not exceed $105,171,900 (i.e., 10 percent of the total current assets of Big Lots and its subsidiaries on January 29, 2011).  As a result, based on the safe harbor provided by Instruction 2 to Item 103 of Regulation S-K, we stated in the Form 10-K that no response was required under Item 103 of Regulation S-K.  Notwithstanding the application of the safe harbor provided by Instruction 2 to Item 103 of Regulation S-K to such legal proceedings, we included a cross-reference in Item 3 of the Form 10-K to Note 10 of the consolidated financial statements included in the Form 10-K to provide investors with additional information regarding certain legal proceedings involving Big Lots.

U.S. Securities and Exchange Commission
February 10, 2012

Item 8. Financial Statements and Supplementary Data, page 40

Financial Statements, page 40

Consolidated Statements of Cash Flows, page 45

2.
We note that you have recorded an excess tax benefit from share-based awards as a cash inflow from financing activities in each period presented.  Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to ASC 230-10-45-17c and ASC 718-20-55-24.

Response:  We recognize a deferred tax asset for the deductible portion of share-based compensation expense that management believes is more likely than not to be realized.  The impact of the recognition of this asset is reflected in our “deferred income taxes” line in our Consolidated Statement of Cash Flows.  When tax benefits from share-based compensation are realized (i.e., stock option exercise), the deferred tax asset is utilized and a current tax liability is offset.  We reflect the cash benefit which impacts current taxes payable as cash flow from operating activities through a change in “current income taxes” in our Consolidated Statements of Cash Flows.

In accordance with FASB Accounting Standards Codification ("ASC") 230-10-45-17c and ASC 718-20-55-24, we have presented the tax benefits from share-based payment arrangements that are in excess of the compensation cost recognized in our operating results as a cash outflow from operating activities through a change in “current income taxes” and a corresponding cash inflow from financing activities in the “excess tax benefit from share-based awards” line of our Consolidated Statements of Cash Flows for each year presented.  Furthermore, we determine the major classes of operating activities to separately disclose based on our assessment of paragraph 29 of ASC 230-10-45 and believe our treatment of offsetting the excess tax benefits against the liability actually reduced (i.e., current income taxes) was appropriate as we have shown our change in assets and liabilities at a sufficiently disaggregated level to provide the reader with the change in “current income taxes.”  However, we acknowledge the Staff’s comment and, in future filings, we will reflect a separate line item for realized excess tax benefits from stock-based compensation in cash provided by operating activities and the applicable amount from the line item reflecting the change in “current income taxes” will be reclassified accordingly.

U.S. Securities and Exchange Commission
February 10, 2012

Note 1 – Summary of Significant Accounting Policies, page 46

Revenue Recognition, page 50

3.
We note the 400% increase to the number of members in your Buzz Club Rewards program.  Given this significant member increase, please tell us more about the coupons earned during the year by members after making the required qualifying purchases.  Please also tell us the total value of coupons earned and redeemed by members to date and what impact this has had on your financial statements.

Response:  Our Buzz Club Rewards program was launched in August 2009.   As of January 29, 2011 and February 26, 2011, we had 7.3 million and 7.6 million Buzz Club Rewards members, respectively.  The Buzz Club Rewards program requires an individual to make 10 qualifying purchases (i.e., purchases of $20 or more, subject to certain exceptions, e.g., the amount of sales tax, purchases of gift cards, etc.) during a 12-month period in order to earn a discount coupon of 20% off of a purchase transaction within 60 days after the tenth qualifying purchase.

The following table summarizes the Buzz Club Rewards coupons earned, redeemed, and forfeited by fiscal year since the inception of the program:

	Fiscal 2009	Fiscal 2010	Inception through January 29, 2011

Coupons Earned	13,444	474,480	487,924
Coupons Redeemed	6,599	343,861	350,460
Coupons Forfeited	150	53,286	53,436

During fiscal 2010, the average undiscounted transaction value associated with a Buzz Club Rewards coupon redemption was $116.90, with the discounted transaction value being $93.52 (i.e., a 20% discount of $23.38).  During fiscal 2010, redeemed awards generated approximately $8.1 million in discounts and a corresponding cost of goods sold impact of approximately $4.2 million or approximately 0.1% of our fiscal 2010 total cost of sales of $2,939.8 million.

In addition to the discounts recorded when coupons are redeemed, we accrue a liability at the end of each reporting period for both coupons that are outstanding and an estimate of coupons that are partially earned based on participant transactions.  The discounts taken when coupons are redeemed, which historically have been less than 10% of the value of the qualifying purchases, are treated in the same manner as any other discount taken at the point of sale.  Thus, the gross margin discussion in the Management’s Discussion and Analysis of our filings, includes the impact of our Buzz Club Rewards transactions as part of the impact of total markdowns taken in the current period, if applicable and material in comparison to prior periods.

U.S. Securities and Exchange Commission
February 10, 2012

Note 6 – Shareholders’ Equity, page 56

Share Repurchase Program, page 56

4.
We note your disclosure within Note 6 and also in Management’s Discussion and Analysis that your total share repurchases under the 2010 Repurchase Program were 10.5 million shares for $342.2 million.  Please reconcile this with the amounts presented in your Statements of Shareholders’ Equity and Statements of Cash Flows for fiscal year 2010.

Response:  Our Consolidated Statement of Cash Flows includes a line titled “Payment for Treasury Shares Acquired” and our Consolidated Statement of Shareholders’ Equity includes a line titled “Purchases of Common Shares,” both of which showed a value of $350,823 in the Form 10-K.  These line items represent the total value of the acquired common shares.  We acquired common shares through two methods: (1) publicly announced plans and programs; and (2) from our employees when their restricted stock awards vested to satisfy their income tax obligations.  As stated in Note 6, Management’s Discussion and Analysis, and Item 5, we repurchased 10.5 million shares for $342.2 million, under publicly announced plans or programs (i.e., the 2010 Repurchase Program) during fiscal 2010.  In addition, we acquired 0.2 million shares with a value of $8.7 million from our employees when employee restricted stock awards vested during fiscal 2010, as disclosed in our Form 10-Q for the period ended May 1, 2010.  When a restricted stock award vests, the employee has the option to surrender to us a sufficient number of shares to satisfy his or her income tax obligations, which we acquire from the employee at the market price on the surrender date.

The following table reconciles these values:

(in thousands)
	Shares	Amount
Shares acquired through publicly announced plans or programs - 2010 Repurchase Program	(10,451)	$(342,168)
Shares acquired upon surrender of restricted stock to satisfy income tax obligations	(235)	(8,655)
Total Shares Acquired	(10,686)	$(350,823)

U.S. Securities and Exchange Commission
February 10, 2012

Note 10 – Commitments, Contingencies and Legal Proceedings, page 69

5.
We note your assertion related to the Gromek, Seals, Caron, and Sample matters that “[you] cannot make a determination as to the probability of a loss contingency resulting from [the respective] lawsuit or the estimated range of possible loss, if any…however, the ultimate resolution of [the respective] matter could have a material adverse effect on [your] financial condition, results of operations, and liquidity.”  In light of your assertion that you cannot make a determination as to the probability of a loss or estimate the range of possible loss, please clarify in your response how you have concluded that the matters could have a material adverse effect.  Please provide disclosure in future filings of the reasonably possible loss or range of loss when you conclude that a matter could have a material adverse effect on your financial condition, results of operations, and liquidity.

Response:  On a quarterly basis, we review and evaluate pending legal proceedings in consultation with our internal legal counsel, outside legal counsel, financial reporting management and independent registered public accounting firm.  As part of this review and evaluation, we assess, in accordance with ASC 450, both the probability of the incurrence of a loss and whether a loss or a range of loss is reasonably estimable with respect to each such legal proceeding.  We consider a number of factors in our assessment, including: (1) the nature of the claim; (2) the number and identity of the actual and potential claimants; (3) whether the claim is an individual claim or a certified or alleged class, collective or representative action; (4) the theories of liability asserted, including whether the claim involves novel legal issues or unsettled legal theories; (5) our defenses and possible counterclaims; (6) the past experiences of the Company and others with respect to similar claims; (7) the stage and progress of the legal proceeding; (8) the damages sought and whether the damages sought are quantified or quantifiable and, if so, whether they are unsupported and/or exaggerated; (9) the degree of uncertainty as to the outcome of pending motions or appeals and the potential impact the possible outcomes of such motions or appeals may have on the proceeding; (10) whether there are significant unresolved factual issues; (11) the venue in which the legal proceeding is pending and the possibility that the proceeding can or may be transferred or removed to another venue which we may or may not perceive as more favorable than the then-current venue; (12) the skill and experience of opposing counsel; (13) the expected length of the legal proceeding, the cost to defend or prosecute our position in the legal proceeding and the applicability of laws, regulation and/or contracts that could serve to shift legal fees and costs from one party to another party; and/or (14) the competence, character and availability of fact and expert witnesses bearing on the claim.  Because litigation is inherently uncertain and many of these factors are qualitative and subjective in nature, predicting the outcome of legal proceedings is difficult or not possible.

After we conducted this assessment for each of the Gromek, Seals, Caron and Sample legal proceedings in connection with our preparation of the Form 10-K, we concluded that we could not make a determination as to the probability of a loss or estimate a reasonably possible loss or range of loss.  We made this determination for the Form 10-K based on several factors and the information available to us at that time, including most importantly:

U.S. Securities and Exchange Commission
February 10, 2012

(1)	In the case of the Gromek matter:

(a)
The immaturity of the lawsuit, the preliminary stage of discovery and our expectation that the facts specific to each plaintiff would vary significantly thus impacting each plaintiff’s claims and our defenses;

(b)
The fact that our motions in opposition to plaintiffs’ motion for conditional certification and plaintiffs’ motion to allow plaintiffs to send a notice of the lawsuit to putative class members to allow them to join the lawsuit were granted, but the court agreed to consider additional information from the plaintiffs’ that could reverse its position on such motions;

(c)	The fact that our motion to sever plaintiffs’ actions and to transfer those actions to different venues was denied;

(d)	The unpredictable nature of opposing counsel; and

(e)
The uncertainty regarding the number of plaintiffs that would participate in the lawsuit (i.e., for the Fair Labor Standards Act (“FLSA”) claims asserted by plaintiffs, individuals must consent to become plaintiffs (opt-in) in the lawsuit, as opposed to the more commonly known class action procedures that, by default, include in the class all individuals who fit within the class member definition unless an individual affirmatively elects to opt-out of the class).

(2)	In the case of the Seals matter:

(a)	The then-pending appeal of our successful opposition to the plaintiffs’ motion for class certification;

(b)	The uncertainty regarding the number of plaintiffs that would participate in the lawsuit, particularly given the then-pending appeal of the denial of the plaintiffs’ motion for class certification;

(c)
The absence of detailed merits-based discovery related to the claims of all potential class members, which would be important if the appellate court overruled the trial court’s decision to deny plaintiffs’ motion for class certification (i.e., the parties’ discovery efforts to date had focused on class certification issues);

(d)	The speculative nature of plaintiffs’ claims and the unsettled law with respect to certain claims, and the fact that the court had not issued any substantive rulings on the claims;

(e)	The uncertainty of whether the named and/or unnamed plaintiffs would pursue individual claims should the appeal affirm the denial of class certification; and

(f)
Our belief that we had (and continue to have) viable defenses to the asserted claims, but that our defenses may have had varying degrees of strength as they related to the plaintiffs’ particular claims.

U.S. Securities and Exchange Commission
February 10, 2012

(3)	In the case of the Caron matter:

(a)	Our successful opposition to the plaintiff’s motion for class certification;

(b)	The speculative nature of plaintiff’s claims and the unsettled law with respect to certain claims, and the fact that the court had not issued any substantive rulings on the claims;

(c)	The uncertainty of whether the named and/or unnamed plaintiffs would pursue individual claims; and

(d)	The unpredictable nature of opposing counsel.

(4)	In the case of the Sample matter:

(a)
The immaturity of the lawsuit, the preliminary stage of discovery and our expectation that the facts specific to each plaintiff would vary significantly thus impacting each plaintiff’s claims and our defenses;

(b)	The uncertainty of whether the court would permit plaintiff to pursue the alleged claims on behalf of the alleged class;

(c)	The speculative nature of the claims and the novel and unsettled law with respect to certain claims, and the fact that the court had not issued any substantive rulings on the claims; and

(d)	The unpredictable nature of opposing counsel.

The inherent uncertainty of the outcome of litigation and the qualitative and subjective nature of many of the factors that we consider in assessing litigation often preclude us from determining whether a loss is probable or estimating a reasonably possible loss or range of loss.  However, we believe the information provided by our litigation assessment process is important and allows us to determine whether a potential loss contingency may be material.  As a result, when we assess litigation, we evaluate whether the potential loss contingency may be material to us even if we cannot determine whether a loss is probable or estimate a reasonably possible loss or range of loss.  While our assessment of the Gromek, Seals, Caron and Sample legal proceedings did not provide sufficient information for us to determine whether a loss was probable or to estimate a reasonably possible loss or range of loss, the assessment provided sufficient information for us to determine whether the potential loss could be material.  We made this determination based on several factors and the information available to us at that time, including most importantly:

U.S. Securities and Exchange Commission
February 10, 2012

(1)	In the case of the Gromek matter:

(a)
While the number of plaintiffs that would participate in the lawsuit was not then ascertainable, as discussed above, the potential existed that the thousands of individuals employed in the position of assistant store manager in any state, other than California or New York, during any portion of up to the preceding three-year period could consent, and be permitted, to become a plaintiff in the lawsuit;

(b)
While we believed (and continue to believe) in the strength of our defenses, by its nature, multi-plaintiff FLSA litigation may subject defendants to significant judgments for damages and opposing counsel’s fees and costs; and

(c)	Our history with settlements of similar multi-plaintiff FLSA litigation suggested that amounts paid in connection with this matter may be material.

(2)	In the case of the Seals matter:

(a)
While we successfully opposed the plaintiffs’ motion for class certification at the trial court, the plaintiffs’ appeal of the denial of the plaintiffs’ motion for class certification was pending as of the date of the Form 10-K, and if the appellate court overruled the trial court’s decision to deny plaintiffs’ motion for class certification, the number of potential plaintiffs that could participate in the lawsuit would dramatically increase; and

(b)
While we believed (and continue to believe) in the strength of our defenses, by its nature, multi-plaintiff wage and hour litigation, particularly in California, is highly uncertain and may subject defendants to significant judgments for damages and opposing counsel’s fees and costs.

(3)	In the case of the Caron matter:

(a)
The possibility that we would be exposed to the significant fees and costs asserted by opposing counsel and, despite our successful opposition to the plaintiffs’ motion for class certification, the probability that opposing counsel would continue to litigate this lawsuit and identify additional plaintiffs for this lawsuit in order to justify and recover its asserted fees and costs; and

(b)
While we believed (and continue to believe) in the strength of our defenses, by its nature, multi-plaintiff wage and hour litigation, particularly in California, is highly uncertain and may subject defendants to significant judgments for damages and opposing counsel’s fees and costs.

U.S. Securities and Exchange Commission
February 10, 2012

(4)	In the case of the Sample matter:

(a)
We could be exposed to civil penalties that, while not material for any single plaintiff, could be material if the asserted representative claims were successfully waged on behalf of thousands of individuals deemed to be similarly situated to the lead plaintiff;

(b)
Opposing counsel in this lawsuit also represented the plaintiff in the Caron matter and our experience with that firm was instructive as to the potential that this lawsuit would be highly adversarial; and

(c)
While we believed (and continue to believe) in the strength of our defenses, this lawsuit included novel claims and was pled as a representative action under state law that, by its nature, made this California wage and hour litigation highly uncertain and provided the possibility that we could be exposed to significant judgments for damages and penalties and opposing counsel’s fees and costs.

We believe that disclosing that these legal proceedings may be material is beneficial to investors because it provides management’s view on the potential effect that a legal proceeding could have on our financial condition, results of operations and liquidity, even though we are not able to provide an assessment of probability or a reasonably possible loss or range of loss.

As part of our quarterly assessment of legal proceedings, we review and evaluate our current legal proceedings and update our prior disclosure regarding such proceedings, including our assessment of potential materiality, as warranted by developments and changes in circumstances.  For example, as a result of developments in the Gromek matter, we updated our disclosure in our Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2011 (the “third quarter of 2011”) to provide that we believe that the Gromek matter will be resolved without a material adverse effect on our financial condition, results of operations or liquidity.  This determination was primarily made based on discussions with opposing counsel during the third quarter of 2011 regarding the possibility and range of settlement.

When we are able to estimate a reasonably possible loss or range of loss in connection with a legal proceeding and we conclude that such estimated loss or range of loss could have a material adverse effect on our financial condition, results of operations and liquidity, we will provide disclosure of such legal proceeding and the estimated reasonably possible loss or range of loss in future filings.

**********

U.S. Securities and Exchange Commission
February 10, 2012

As requested by the Staff, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our Form 10-K for the fiscal year ended January 29, 2011;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Big Lots, I thank you for your consideration of our responses.  We have sought to respond to all of your comments, and as indicated above, will be incorporating disclosure into our future filings.  If you have further comments that you would like to have addressed prior to those filings, please let us know.  If you have any questions or would like to discuss any of the information covered in this letter, please contact me at (614) 278-6810.

Sincerely,

/s/ Joe R. Cooper

Joe R. Cooper
Executive Vice President and
Chief Financial Officer